May 24, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler Ms. Mary K. Fraser Division of Corporate Finance

Re:	Cardium Therapeutics, Inc. Form S-3 Registration Statement File No. 333-141664

Dear Mr. Riedler and Ms. Fraser:

On behalf of Cardium Therapeutics, Inc. (the “Company”), the undersigned respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be required so that the Company’s Registration Statement on Form S-3 (File No. 333-141664) (the “Registration Statement”), shall become effective under the Securities Act of 1933, as amended, on May 25, 2007, at 5:00 p.m., EDT, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3611 Valley Centre Drive Suite 525 San Diego, CA 92130 858.436.1000 www.cardiumthx.com

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARDIUM THERAPEUTICS, INC.,
a Delaware corporation

By:	/s/ Dennis M. Mulroy
Dennis M. Mulroy
Chief Financial Officer